SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at May 15, 2007

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
Chief Executive Officer and Director

Date: May 15, 2007

Print the name and title of the signing officer under his signature.

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1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 www.greatbasingold.com

GREAT BASIN GOLD INITIATES QUARTERLY REPORTING
ON ITS DEVLEOPMENT PROJECTS

May 15, 2007, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin" or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBGOLD) announces results for the first quarter of fiscal 2007.

Great Basin Gold does not yet produce gold and, therefore, expenditure is mainly of a capital nature and directed at the construction of its growth projects. The Company incurred a loss of CAD$6.7 million before tax for the quarter ending March 31, 2007. Expenditures were mainly related to development activities at the Burnstone and Hollister projects, with operational and exploration costs of CAD$5.1 million. CAD$3.0 million was spent at Burnstone and CAD$2.1 million at Hollister. Operational and exploration expenditures increased from CAD$4.1 million in the fourth quarter of 2006.

The Company has made good progress on the development of the decline at its Burnstone project in South Africa. As at 8th May 2007, the decline had progressed to 663 metres from the portal entrance. Approximately 2,400 metres of development is required to set up for the cross cut to the Kimberley Reef, which hosts the mineralization. Additional equipment has been ordered and preparations are being made to bore a raise to serve as a short ventilation shaft.

The in-fill exploration drilling program at Burnstone is nearly finished, and the results will be included in a revised mining plan which will be completed by the end of the current quarter.

At Hollister, the increased expenditures were made related to the Stage II development of the project. This involved the continuation of the underground drilling program and studies, such as the estimate to assess the potential measured and indicated resources related to preparation of the feasibility study, which is due at the end of June 2007. As at 8th May 2007, approximately 15,000 feet of a newly announced 40,000 feet underground drilling program had been completed. Excellent results have been achieved so far (News Release of May 8 2007), and assays will continue to be made available on an ongoing basis.

During April, the Hollister project had its first 5,000 ton underground bulk sample treated at Newmont's No 6 Mill, producing 2,090 ounces of gold and 24,050 ounces of silver. The metallurgical results, which were published (News Release of May 1 2007), have been encouraging and in line with expectations. Good progress is being made with underground drifting and an additional 1,500 tons have been accumulated on the surface stockpile. The focus of the trial mining is to determine the ideal mining method to extract the narrower veins, which make up approximately 50% of the mineralization within the resource area. Management is confident that dilution will be adequately managed to ensure optimal extraction and profitability.

The Company continued to enhance its management team at Hollister with the appointment of both John Haan (formerly with Newmont which has a number of operations in Nevada) as General Manager and Paul Huet (who formerly worked at the nearby Midas Mine in Nevada) as Mine Manager. Further appointments will be made to the management team during the current quarter.

Ferdi Dippenaar, CEO commented "Following the successful financing completed on 19th April 2007, the Company now has a strong balance sheet to deliver its growth projects. It's a great position to be in. We have sufficient cash resources to cover the capital expenditure requirements for Hollister Project and the partial funding of the development of a mine at Burnstone. However, if the current gold price environment continues and the Company's schedule for Hollister is met, we believe that the Company's cash flows from Hollister will be more than adequate to cover any shortfall."

For additional details on Great Basin and its gold properties, please visit the Company's website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.